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Exhibit 12.1

Heritage Property Investment Trust, Inc.
Statement of Computation of Ratios
of Earnings to Fixed Charges
(In thousands)

	Six Months Ended June 30, 2003	Year Ended 2002	Year Ended 2001	Year Ended 2000	July 9, 1999 to December 31, 1999
Income before allocation to minority interests	$22,486	$20,664	$18,583	$25,790	$13,404

Fixed Charges:
Interest expense (including financing amortization)	34,042	72,312	90,342	35,517	2,032
Interest capitalized	—	151	65	—	50

Fixed Charges	34,042	72,463	90,407	35,517	2,082

Net income before fixed charges	56,528	92,976	108,925	61,307	15,436
Divided by fixed charges	34,042	72,463	90,407	35,517	2,082

Ratio of earnings to fixed charges	1.66	1.28	1.20	1.73	7.41

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Heritage Property Investment Trust, Inc. Statement of Computation of Ratios of Earnings to Fixed Charges (In thousands)